UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                             Private Business, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    74267D203
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                October 25, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                         (continued on following pages)

                             (Page 1 of 16 Pages)

CUSIP No. 74267D203                 13D                       Page 2 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3688497
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         445,975 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         445,975 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     445,975 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 16 Pages)

CUSIP No. 74267D203                 13D                       Page 3 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Small Cap Value Offshore Fund, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         549,892 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         549,892 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     549,892 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 3 of 16 Pages)

CUSIP No. 74267D203                 13D                       Page 4 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P. I
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3953291
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         634,600 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         634,600 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     634,600 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 4 of 16 Pages)

CUSIP No. 74267D203                 13D                       Page 5 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Channel Partnership II, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     22-3215653
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         15,000 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         15,000 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 5 of 16 Pages)

CUSIP No. 74267D203                 13D                       Page 6 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital Management LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4018186
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,080,575 shares (See Item 5)(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,080,575 shares (See Item 5)(1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,080,575 shares (See Item 5)(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3% (See Item 5)(1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I

                              (Page 6 of 16 Pages)

CUSIP No. 74267D203                 13D                       Page 7 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         549,892 shares (See Item 5)(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         549,892 shares (See Item 5)(1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     549,892 shares (See Item 5)(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7% (See Item 5)(1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

                              (Page 7 of 16 Pages)

CUSIP No. 74267D203                 13D                       Page 8 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Nelson Obus
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     (Entities Only)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         15,000 shares (See Item 5)(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         15,000 shares (See Item 5)(1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000 shares (See Item 5)(1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1% (See Item 5)(1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Mr. Obus holds an indirect beneficial interest in these shares which are directly beneficially owned by Channel Partnership II, L.P.

                              (Page 8 of 16 Pages)

         This Statement of Beneficial Ownership on Schedule 13D (the "Schedule 13D") is being filed pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended, for the reasons described in Item 4 hereof. Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Channel Partnership II, L.P. ("Channel"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), and Nelson Obus ("Mr. Obus"), have previously filed a Statement of Beneficial Ownership on
Schedule 13G with the Securities and Exchange Commission (the "Commission") on April 7, 2005 (the "Schedule 13G"), with respect to shares of common stock, no par value, of Private Business, Inc., a Tennessee corporation with its principal executive offices located at 9020 Overlook Blvd., Brentwood, Tennessee 37027.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock"), of Private Business, Inc., a Tennessee corporation with its principal executive offices located at 9020 Overlook Blvd., Brentwood, Tennessee 37027.

ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by the Partnership, Partnership-I, the Fund, Channel, WCM, WCI and Mr. Obus. Although the Partnership, Partnership-I, the Fund, Channel, WCM and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Schedule 13D, they and Mr. Obus are sometimes referred to collectively as the "Wynnefield Group."

         WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus is the general partner of Channel. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              (Page 9 of 16 Pages)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Each of the Wynnefield Group entities made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

NAME                 DATE OF PURCHASE     NUMBER OF SHARES    CONSIDERATION PAID
Partnership*         October 25, 2005     33,300              $38,295
Partnership - I*     October 25, 2005     44,100              $50,715
Fund**               October 25, 2005     49,506              $56,932
Channel***           March 29, 2005       15,000              $31,950

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

*** Mr. Obus has an indirect beneficial ownership interest in these shares of Common Stock.

         Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.


     ITEM 4. PURPOSES OF TRANSACTION.

         Each member of the Wynnefield Group initially acquired its shares of Common Stock for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

         The Wynnefield Group is filing this Schedule 13D because it intends to become more actively involved as a shareholder of the Issuer, with the goal of protecting and maximizing shareholder value.

         The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, and evaluate the responses of its management to the needs of the holders of the Common Stock. From time to time, the Wynnefield Group may meet

                             (Page 10 of 16 Pages)
with the Issuer's management and may recommend various strategies for increasing shareholders' value.

         The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

         Depending on factors deemed relevant to the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to
Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a) - (c) As of October 25, 2005, the Wynnefield Group beneficially owned in the aggregate 1,645,467 shares of Common Stock, constituting approximately 11.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,875,646 shares outstanding on October 26, 2005, as set forth in the Company's most recent report on form 10-Q for the period ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:



          NAME                 NUMBER OF      APPROXIMATE
                               SHARES         PERCENTAGE OF
                                              OUTSTANDING SHARES
          Partnership *        445,975        3.0%
          Partnership-I *      634,600        4.3%
          Fund **              549,892        3.7%
          Channel***           15,000         0.1%

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

                             (Page 11 of 16 Pages)

*** Mr. Obus has an indirect beneficial ownership interest in these shares of Common Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Mr. Obus is the general partner of Channel and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Channel beneficially owns. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of Common Stock that Channel beneficially owns.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,645,467 shares of Common Stock, constituting approximately 11.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,875,646 shares outstanding on October 26, 2005, as set forth in the Company's most recent report on form 10-Q for the period ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005).

                             (Page 12 of 16 Pages)

         The filing of this Schedule 13D and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Schedule 13D, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days, as follows:



Name                  Date                    Number of Shares   Price Per Share
----                  ----                    ----------------   ---------------
Partnership           September 9, 2005       41,900             $1.40
Partnership           September 21, 2005      14,000             $1.35
Partnership           October 21, 2005        32,800             $1.22
Partnership           October 21, 2005        52,500             $1.20
Partnership           October 25, 2005        33,300             $1.15

Partnership - I       September 9, 2005       55,500             $1.40
Partnership - I       September 21, 2005      18,500             $1.35
Partnership - I       October 21, 2005        43,500             $1.22
Partnership - I       October 21, 2005        69,500             $1.20
Partnership - I       October 25, 2005        44,100             $1.15

                             (Page 13 of 16 Pages)

Name                  Date                    Number of Shares   Price Per Share
----                  ----                    ----------------   ---------------

Fund                  September 9, 2005       57,236             $1.40
Fund                  September 21, 2005      17,500             $1.35
Fund                  October 21, 2005        48,700             $1.22
Fund                  October 21, 2005        78,000             $1.20
Fund                  October 25, 2005        49,506             $1.15

         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of October 27, 2005 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

         Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of October 27, 2005, among the Partnership, Partnership-I, Fund, Channel, WCM, WCI and Mr. Obus.

                             (Page 14 of 16 Pages)

SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 27, 2005

                                     WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                     By:    Wynnefield Capital Management, LLC,
                                            General Partner

                                     By:    /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, Co-Managing Member

                                     WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                     By:    Wynnefield Capital Management, LLC,
                                     General Partner

                                     By:    /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, Co-Managing Member


                                     WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                     FUND, LTD.

                                     By:    Wynnefield Capital, Inc.


                                     By:    /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, President

                                     CHANNEL PARTNERSHIP II, L.P.


                                     By:    /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, General Partner

                                     WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                     By:    /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, Co-Managing Member

                             (Page 15 of 16 Pages)

                                     WYNNEFIELD CAPITAL, INC.


                                     By:    /s/ Nelson Obus
                                            ------------------------------------
                                            Nelson Obus, President

                                    /s/ Nelson Obus
                                    ------------------------------------
                                    Nelson Obus, Individually

                             (Page 16 of 16 Pages)